UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)


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Contacts:
ASUR                           ASUR           Breakstone & Ruth
Lic. Adolfo Castro   AEROPUERTOS DEL SURESTE  Susan Borinelli / Vanessa Marquez
(52) 55-5284-0408                             (646) 536-7018 / 15
acastro@asur.com.mx                           Sborinelli@breakstoneruth.com
                                              Vmarquez@breakstoneruth.com

    ASUR ANNOUNCES RESOLUTIONS APPROVED AT THE GENERAL SHAREHOLDERS' MEETING

Mexico City, December 30, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) announced that its shareholders adopted the following resolutions at the Company's General Ordinary and Extraordinary Shareholders' Meeting, held on December 30, 2003:

    I. ASUR's shareholders approved Nacional Financiera's request to acquire 25.5% of the equity of Inversiones y Tecnicas Aeroportuarias, S.A. de C.V.
    (ITA), ASUR's strategic partner, owned by Triturados Basalticos y Derivados, S.A. de C.V. (Tribasa), thereby substituting Tribasa as the Mexican Partner in ITA under the terms of the Participation Agreement among ITA, the Mexican government and ASUR.

    II. Articles Six, Eight, Thirteen, Fourteen, Seventeen, Thirty-one, Forty-four, Forty-six, Forty-eight of the Company's by-laws were modified in accordance with the terms of the general regulations applicable to issuers of securities and other participants of the Mexican stock market published in the official gazette on March 19th, 2003.

    III. Delegates were appointed to formalize, in the presence of a public notary, the resolutions adopted in this General Ordinary and Extraordinary Shareholders' Meeting.


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -


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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       ------------------------
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: December 30, 2003